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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                            For the month of May 2007
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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ____   No X


Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A_

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

     1. Press Release, released publicly on May 14, 2007: Jacada Reports First Quarter 2007 Results

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  JACADA LTD.

                                                  By: /S/ TZVIA BROIDA
                                                      --------------------------
                                                  Name: Tzvia Broida
                                                  Title: Chief Financial Officer

Dated: May 14, 2007
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


                                  EXHIBIT INDEX

1. Press Release, released publicly on May 14, 2007: Jacada Reports First Quarter 2007 Results.

                    Jacada Reports First Quarter 2007 Results

         Achieves most profitable quarter in company history on a 23.6%
                         year-over-year revenue increase

           Management increases 2007 full-year revenue growth guidance

     ATLANTA--(BUSINESS WIRE)--May 14, 2007--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the first quarter of 2007.

     Total revenues increased 23.6% to $6.4 million compared to $5.2 million in the first quarter of 2006, led by a $1.2 million rise in services revenues resulting from the delivery of call center solutions. Non-GAAP gross profit increased to $5.1 million, or 79.4% gross margin, compared to $4.1 million, and 78.9%, respectively, in the first quarter last year. Total GAAP gross profit rose to $5.0 million, or 77.5% gross margin, compared to $4.0 million, and 76.6%, respectively, in last year's first quarter.

     Non-GAAP net income for the first quarter of 2007 was $752,000, or $0.04 per diluted share, compared to a non-GAAP net loss of ($471,000), or ($0.02) per basic and diluted share, in last year's first quarter. GAAP net income, for the quarter was $468,000, or $0.02 per diluted share compared to a GAAP net loss of ($674,000), or ($0.03) per basic and diluted share in the first quarter last year. The $1.2 million increase in non-GAAP net income for the quarter was mainly the result of higher revenues, improvement in the services gross margin combined with flat operating expenses.

     At the end of the first quarter of 2007, cash and investments were relatively flat at $35.8 million.

     "We are encouraged by the milestones that we are achieving and the improved execution of our business plan as reflected in the financial results we reported today," commented Gideon Hollander, chief executive officer of Jacada. "Senior management team changes in 2006 were instrumental in improving our execution, and reaching profitability ahead of plan is a great way to start the year."

     "We continue to take the steps necessary to validate our customer value proposition and product positioning in the markets we serve," continued Mr. Hollander. "Revenue generated from our new Jacada WorkSpace and Jacada Fusion products was the most significant contributor to our year-over-year quarterly revenue growth. Thanks to improved market conditions, we saw our legacy business stabilize and contribute to our quarterly revenue growth. Going forward, we anticipate that an increasing proportion of revenue from our new products will lead our next phase of growth, as we drive market awareness for our innovative call center desktop solutions."

     Other First Quarter Highlights:

     The first quarter of 2007 resulted in notable new contracts and partner activity. During the quarter, Jacada:

     -- Announced a joint marketing agreement with Avaya to market and deliver Jacada unified customer service desktop solutions globally

     -- Announced that Lillian Vernon selected the Jacada unified customer service desktop to increase its operational efficiencies and customer satisfaction

     -- Announced an expanded agreement with Datapoint to extend the company's reach into the Spanish market

     --   Announced the signing of a material contract with ING Canada, Inc.

     -- Signed first-time license agreements with two new, large systems integration/call center outsourcer partners. The initial agreements are in support of government and insurance call center unified desktop projects.

     --   Signed first-ever Jacada WorkSpace contract in Australia

     "The strategy we have chosen, in pursuing partnerships with the world's leading IT integrators and call center infrastructure providers, is resulting in new customer wins and a deeper sales pipeline," added Paul O'Callaghan, president of Jacada. "These partnerships, in addition to our direct customer wins, will be key catalysts for our future growth, as we progress in expanding our market presence and responding to increasing demand for our products and services."

     "We are excited about the improvement in our bottom-line results, however, in order to take advantage of the opportunities now in front of us, we anticipate adding resources to support our growth, which could impact our profitability," concluded Mr. Hollander. "Given the strength of the results in the first quarter, our growing backlog, and the visibility in our sales pipeline for both our legacy and new products for the remainder of the year, we are increasing our annual revenue guidance growth range to 23%-27% from 20%-24%, with that growth occurring in the second half of the year, and moderate year-over-year growth in the second quarter."

     Conference Call Details

     Any investor or interested individual can listen to the teleconference, which is scheduled to begin at 10:30 a.m. Eastern Time on May 12. To participate in the teleconference, please call toll-free 800-295-3991 or 617-614-3924 for international callers and provide passcode 46423604, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under "About Us" then "Investors") or www.fulldisclosure.com. A telephonic playback of the teleconference will be available for three days beginning at 12:30 p.m. ET on May 12. To access the replay, dial toll-free 888-286-8010, or for international callers dial 617-801-6888, and provide Access Code 88002505.

     Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of operating loss, net loss and loss per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Jacada's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

     About Jacada

     Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" WorkSpace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

     Forward Looking Statement

     This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

     Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.


CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

                                                Three months ended
                                                     March 31,
                                             -------------------------
                                                 2007         2006
                                             ------------ ------------
                                                     Unaudited
                                             -------------------------
Revenues:
  Software licenses                          $     2,515  $     2,503
  Services                                         1,612          411
  Maintenance                                      2,306        2,289
                                             ------------ ------------

Total revenues                                     6,433        5,203
-------------------------------------------- ------------ ------------

Cost of revenues:
  Software licenses                                  129          116
  Services                                         1,094          880
  Maintenance                                        224          223
                                             ------------ ------------

Total cost of revenues                             1,447        1,219
-------------------------------------------- ------------ ------------

Gross profit                                       4,986        3,984
                                             ------------ ------------

Operating expenses:
  Research and development                         1,202        1,003
  Sales and marketing                              2,448        2,621
  General and administrative                       1,247        1,266
                                             ------------ ------------

Total operating expenses                           4,897        4,890
-------------------------------------------- ------------ ------------

Operating income (loss)                               89         (906)
Financial income, net                                436          278
                                             ------------ ------------

Pretax Income (loss)                                 525         (628)
Taxes                                                 57           46
                                             ------------ ------------

Net income (loss)                            $       468  $      (674)
                                             ============ ============


Basic net income (loss) per share            $      0.02  $     (0.03)
                                             ============ ============

Diluted net income (loss) per share          $      0.02  $     (0.03)
                                             ============ ============

Weighted average number of shares used in
 computing basic net income
(loss) per share                              20,145,607   19,620,359
                                             ------------ ------------

Weighted average number of shares used in
 computing diluted net income (loss) per
 share                                        20,737,493   19,620,359
                                             ------------ ------------


NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

                                                Three months ended
                                                     March 31,
                                             -------------------------
                                                 2007         2006
                                             ------------ ------------
                                                     Unaudited
                                             -------------------------
Revenues:

  Software licenses                          $     2,515  $     2,503
  Services                                         1,612          411
  Maintenance                                      2,306        2,289
                                             ------------ ------------

 Total revenues                                    6,433        5,203
-------------------------------------------- ------------ ------------

Cost of revenues:
  Software licenses                                   27           14
  Services                                         1,075          866
  Maintenance                                        223          220
                                             ------------ ------------

Total cost of revenues                             1,325        1,100
-------------------------------------------- ------------ ------------

Gross profit                                       5,108        4,103
                                             ------------ ------------

Operating expenses:
  Research and development                         1,187          978
  Sales and marketing                              2,406        2,581
  General and administrative                       1,142        1,247
                                             ------------ ------------

Total operating expenses                           4,735        4,806
-------------------------------------------- ------------ ------------

  Operating income (loss)                            373         (703)
  Financial income, net                              436          278
                                             ------------ ------------

Pretax Income (loss)                                 809         (425)
Taxes                                                 57           46
                                             ------------ ------------

Net income (Loss)                            $       752  $      (471)
                                             ============ ============


Basic net income (loss) per share            $      0.04  $     (0.02)
                                             ============ ============

Diluted net income (loss) per share          $      0.04  $     (0.02)
                                             ============ ============

Weighted average number of shares used in
 computing basic net income
(loss) per share                              20,145,607   19,620,359
                                             ------------ ------------

Weighted average number of shares used in
 computing diluted net income (loss) per
 share                                        20,737,493   19,620,359
                                             ------------ ------------


RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
 OPERATIONS
(U.S. dollars in thousands, except per share data)

                           Three months ended March 31, 2007
                  ----------------------------------------------------
                      GAAP            Adjustments           Non-GAAP
                  ------------ -------------------------- ------------
                               Amortization
                                of acquired Stock based
                                Intangible   compensation
                                  assets       expenses
                               ------------ -------------

Revenues:
Software licenses $     2,515                             $     2,515
Services                1,612                                   1,612
Maintenance             2,306                                   2,306
                  ------------ ------------ ------------- ------------

Total revenues          6,433                                   6,433
----------------- ------------ ------------ ------------- ------------

Cost of revenues:
Software licenses         129         (102)                        27
Services                1,094                        (19)       1,075
Maintenance               224                         (1)         223
                  ------------ ------------ ------------- ------------

Total cost of
 revenues               1,447         (102)          (20)       1,325
----------------- ------------ ------------ ------------- ------------

Gross profit            4,986          102            20        5,108
                  ------------ ------------ ------------- ------------

Operating
 expenses:
Research and
 development            1,202                        (15)       1,187
Sales and
 marketing              2,448                        (42)       2,406
General and
 administrative         1,247                       (105)       1,142
                  ------------ ------------ ------------- ------------

Total operating
 expenses               4,897                       (162)       4,735
----------------- ------------ ------------ ------------- ------------

Operating income           89          102           182          373
Financial income,
 net                      436                                     436
                  ------------ ------------ ------------- ------------

Pretax income
 (loss)                   525          102           182          809
Taxes                      57                                      57
                  ------------                            ------------

Net Income        $       468        $ 102         $ 182  $       752
                  ============ ============ ============= ============

Basic net income
 per share        $      0.02                             $      0.04
                  ============                            ============

Diluted net
 income per share $      0.02                             $      0.04
                  ============                            ============

Weighted average
 number of shares
 used in
 computing basic
 net income per
 share             20,145,607                              20,145,607
                  ------------                            ------------

Weighted average
 number of shares
 used in
 computing
 diluted net
 income per share  20,737,493                              20,737,493
                  ------------                            ------------


CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

                                           March 31,    December 31,
                                             2007           2006
                                         -------------- --------------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents (a)               $  4,057      $   4,735
  Marketable securities (a)                     10,478         12,338
  Trade receivables, net                         2,722          1,681
  Other current assets                           1,946            933
                                         -------------- --------------

Total current assets                            19,203         19,687
---------------------------------------- -------------- --------------

LONG-TERM INVESTMENTS:
  Marketable securities (a)                     21,306         18,849
  Severance pay fund                             1,067          1,040
                                         -------------- --------------

Total long-term investments                     22,373         19,889
---------------------------------------- -------------- --------------

PROPERTY AND EQUIPMENT, NET                        988            930
                                         -------------- --------------

OTHER ASSETS, NET:
  Other intangibles, net                           472            574
  Goodwill                                       4,630          4,630
                                         -------------- --------------

Total other assets, net                          5,102          5,204
---------------------------------------- -------------- --------------

Total assets                                  $ 47,666      $  45,710
---------------------------------------- ============== ==============

(a) Total Cash and Investments                $ 35,841      $  35,922
                                         ============== ==============

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                              $  1,194      $   1,202
  Deferred revenues                              6,347          5,514
  Accrued expenses and other liabilities         4,213          3,813
                                         -------------- --------------

Total current liabilities                       11,754         10,529
---------------------------------------- -------------- --------------

LONG-TERM LIABILITIES:
  Deferred revenues                                 55            219
  Accrued severance pay                          1,648          1,567
                                         -------------- --------------

Total long-term liabilities                      1,703          1,786
---------------------------------------- -------------- --------------

SHAREHOLDERS' EQUITY:
Share capital                                       58             58
Additional paid-in capital                      71,806         71,547
Accumulated other comprehensive loss               (41)          (128)
Accumulated deficit                            (37,614)       (38,082)
                                         -------------- --------------

Total shareholders' equity                      34,209         33,395
---------------------------------------- -------------- --------------

Total liabilities and shareholders'
 equity                                       $ 47,666      $  45,710
---------------------------------------- ============== ==============


     CONTACT: Jacada
              Tzvia Broida, 972 9 9525927
              Chief Financial Officer
              Tzvia@jacada.com
              or
              Hayden Communications
              Peter Seltzberg, 646-415-8972
              peter@haydenir.com